Cleveland	Columbus	Detroit	West Palm Beach

Direct Dial: 216.348.5411

E-mail: mmeaney@mcdonaldhopkins.com

July 20, 2007

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

Re:

Ancora Trust; File No. 811-21418

Dear Mr. Eskildsen:

Thank you for your telephone comments of June 27, 2007 on the Trust’s Form N-CSR Shareholder Report for the year ended December 31, 2006.  This letter will respond to your comments.

1.

You commented that the letters to shareholders contained in the Report do not meet the requirements of Item 22(b)(7)(i) of Form N-1A, which requires disclosure of factors that materially affected Fund performance, including relevant market conditions and the investment strategies and techniques used by the investment adviser.  In all future filings, the Fund will increase the disclosure contained in its annual reports so as to fully comply with these requirements.

2.

You also commented that the Report did not comply with Item 22(d)(3) of Form N-1A, which requires a statement regarding availability of quarterly portfolio information.  In all future N-CSR filings, the Funds will provide the following disclosure:

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Funds disclose their portfolio holdings in the following manner:  (i) the funds file complete schedules of portfolio holdings with the Commission for the first and third quarter each year on Form N-Q; (ii) the Funds’ form N-Q are available on the Commission website at http:www.sec.gov and in annual and semi-annual reports to shareholders; (iii) the Funds’ Form N-Q may be reviewed and copied at the Commission Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; (iv) on the Funds’ internet site www.ancorafunds.com approximately 10 days after the end of each fiscal quarter, which information is current as of the end of such fiscal quarter; and (v) is available upon request by contacting the Funds in writing or by phone.

3.

You noted that the Report of Independent Registered Public Accounting Firm attached as an exhibit to the Funds’ Form N-SAR for the year ended December 31, 2006 noted a material weakness in the Funds’ internal control procedures relating to the fund accounting software.  You asked why this weakness was not discussed in Item 11 of the Funds’ Form N-CSR.  As you noted, the finding of material weakness was disclosed in the Form N-SAR.  The matter did not affect the accuracy of the Funds’ 2006 audited financial statements nor did it affect net asset value at any time.  As of the time of the filing of the Form N-CSR, the problem had been identified and was being addressed and corrected.

The Trust acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing received by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter.

Very truly yours,

/s/ Michael J. Meaney

Michael J. Meaney

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